[SEC CORRESPONDENCE]

Northern Oil and Gas, Inc.
315 Manitoba – Suite 200
Wayzata, Minnesota 55391

September 22, 2008

U.S. Securities and Exchange Commission                                                                                               Via Overnight Courier
Division of Corporation Finance
Attn:       Chris White – Branch chief
Bob Carroll
Kim Calder
100 F Street NE
Mail Stop 7010
Washington, D.C. 20549-7010

Re:          Northern Oil and Gas, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed March 31, 2008

Northern Oil and Gas, Inc.
Form 10-Q for the Quarterly Period Ended June 30, 2008
Filed August 8, 2008
File No. 1-22999

Ladies and Gentlemen:

We received your correspondence dated September 10, 2008 regarding the above-referenced filings of Northern Oil and Gas, Inc. (the “Company”).  We appreciate the opportunity to discuss with you the matters addressed in your correspondence.  We have not filed any amendment to the documents referenced above, but intend to do so as determined appropriate through the course of our discussions with the Division of Corporation Finance.

We offer the following responses to the questions raised in your correspondence, which responses are keyed to the items in your comment letter.

Form 10-Q for period ended June 30, 2008

Note 4 – Short-term investments, page 9

1.
We note your auction rate securities in the amount of $1 million within your short-term investments.  Please tell us and disclose in detail your consideration of potential impairment of these securities, along with your valuation and classification as short-term investments.

Response:  Note 4 of the Notes to Unaudited Condensed Financial Statements provided in our Form 10-Q for the period ended June 30, 2008, includes the following information regarding the auction rate securities included within our short-term investments:

Fair values for our auction rate securities are based on quoted market prices provided to the Company by our prime broker and reflect an impairment charge that is represented in Other Comprehensive Income as an unrealized loss in the amount of $20,924.  We believe these valuations are accurate based on information provided to us by our prime broker and their representative values on our periodic brokerage statements.

Our prime broker has allowed us to borrow up to 100% of the value of our auction rate securities at a rate generally less than the interest they bear.

In addition, based on a settlement agreement entered into with the State of New York by UBS Financial Services, our prime broker, these securities will be redeemed at their par value generally beginning January 1, 2009.  At this point we will recapture the unrealized loss reported in our Form 10-Q for the period ended June 30, 2008.

We previously classified these investments as cash or cash equivalents.  Upon the cessation of successful auctions for these securities, however, we reclassified them as “short term investments” on the advice of our auditor to more accurately reflect their revised liquidity of generally three (3) months or less.

The foregoing characteristics provide complete liquidity for our auction rate securities within the next twelve (12) months, thus qualifying our auction rate securities as short-term investments as discussed in Note 4.  Because we previously disclosed the basis for this estimate in Note 4, we respectfully assert that no further disclosure is required at this time.

Management’s Discussion and Analysis or Plan of Operation

Overview and Outlook, page 15

2.
We note your disclosure that your position to have the potential yield approximately 46 Million gross barrels of oil, based on an assumption of 500,000 barrels of recoverable oil per well. We also note the operators have stated a range of 250,000 to 900,000 barrels of recoverable oil. Tell us and disclose how you chose to use 500,000 barrels of oil as your assumption and why you did not include any sensitivity analysis regarding your assumptions and their impact on your potential yield.

Response:  Our estimated yield was intentionally risk-adjusted in the following two manners:

The 500,000 barrel estimate used in approximating the potential yield from our acreage represented 38% of the range of high and low barrel yield estimates utilized by our peers; and

We assumed production would be obtained from 92 net wells, which is approximately 3% lower than the actual number of wells out of which we could produce assuming 640-acre spacing units across our 60,000 acres.

Based on early drilling results and reservoir engineering from our currently producing wells we believe that 500,000 barrels of recoverable oil is a reasonable assumed average for the wells we will drill.

We chose not to include a sensitivity analysis due to our assumption that a reader could reasonably complete this exercise using the information we provided in our Form 10-Q.  We have revised a marked copy of our proposed Form 10-Q/A to provide further detail regarding the assumptions used in calculating the potential yield from our acreage position and will overnight that document to you.

3.
Further, we note your assumptions and your presentation of projected annualized cash flow of $35 million entering 2009, and that you expect this number to grow substantially through 2009. Please revise your disclosure to include more detail on how these projections were calculated and include a sensitivity analysis to quantify the impact a change in your assumptions might have on your projection of annualized cash flow.

Response:  Our current disclosure in the “Outlook and Overview” portion of Item 2 - Management’s Discussion and Analysis or Plan of Operation of our Form 10-Q for the period ended June 30, 2008 in that we disclose 900 net barrels of daily production equating to $35 million in annualized revenue.  This number was calculated as follows:  900 net barrels per day X 365 days per year X $110 per barrel of oil = approximately $35 million.  The marked copy of our proposed Form 10-Q/A for the quarterly period ended June 30, 2008 reflects our assumption that oil will be priced at $110 per barrel at December 31, 2009 and reflects the impact of a 10% upward and 10% downward adjustment in that price.

4.	We note your expected cash expense burn rate is approximately $2 million for fiscal year 2008. Tell us and disclose how this amount was calculated.

Response:  Our discussions under the heading “Results of Operations for the fiscal year ended December 31, 2007 and the six months ended June 30, 2008” in Item 2 – Management’s Discussion and Analysis or Plan of Operation of our Form 10-Q for the period ended June 30, 2008 (page 18) included the following:

General and administrative costs for the three months ended March 31, 2008 totaled $570,575;

General and administrative costs for the three months ended June 30, 2008 totaled $410,736; and

General and administrative costs for each remaining quarter of fiscal year 2008 are expected to approximate $500,000 per fiscal quarter.

The sum of the Company’s quarterly historical cash expenses and projected cash expenses equals approximately $2 million, thus forming the basis for our disclosure in the “Outlook and Overview” portion of Item 2 - Management’s Discussion and Analysis or Plan of Operation of our Form 10-Q for the period ended June 30, 2008.  Because we previously disclosed the basis for this estimate elsewhere in our quarterly report, we respectfully assert that no further disclosure is required at this time.

Exhibit 31.1 and 31.2

5.	Please revise your exhibits to remove the title of each officer in your certification(s) to comply with required language as reflected in Item 6.01 of Regulation S-K.

Response:  We have removed the reference to our Chief Executive Officer and Chief Financial Officer on the Exhibit Index and the titles to Exhibits 31.1 and 31.2 pursuant to your request.  The attached marked copy of our proposed Form 10-Q/A reflects those changes.

We hope the foregoing, together with the marked copy of our proposed Form 10-Q/A for the quarterly period ended June 30, 2008, addresses any concerns you might have regarding the subject matter set forth above.

In connection with this response, we hereby acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in our public filings, staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to our filings and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at any time at 952-476-9800 with any further questions.

Sincerely,

Northern Oil and Gas, Inc.

/s/ Ryan R. Gilbertson

By Ryan R. Gilbertson
Its Chief Financial Officer